       A detailed description of the transactions described in this Letter of Transmittal is contained in the management proxy circular dated May 25, 2005 (the “Circular”) mailed to shareholders of Call-Net Enterprises Inc. in connection with the special meeting of shareholders of Call-Net Enterprises Inc. that is scheduled to be held on June 29, 2005. You may obtain a copy of the Circular from www.sedar.com. You may also request a paper copy free of charge by contacting CIBC Mellon Trust Company at the address or telephone numbers set out in this Letter of Transmittal.
      The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. CIBC Mellon Trust Company (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.
LETTER OF TRANSMITTAL
for registered holders of Common Shares and Class B Non-Voting Shares of
CALL-NET ENTERPRISES INC.
      This Letter of Transmittal is for use by registered holders (the “Shareholders”) of Common Shares (“Common Shares”) and Class B Non-Voting Shares (“Non-Voting Shares” and, together with the Common Shares, the “Call-Net Shares”) of Call-Net Enterprises Inc. (“Call-Net”) in connection with the proposed arrangement (the “Arrangement”) involving Call-Net and Rogers Communications Inc. (“RCI”), that is being submitted for approval at the special meeting of Shareholders to be held on June 29, 2005 (the “Meeting”), whereby RCI, or a subsidiary of RCI, proposes to acquire all of the outstanding Call-Net Shares in exchange for whole Class B Non-Voting Shares of RCI (the “RCI Shares”). Shareholders are referred to the Circular which contains important details with respect to the Arrangement. Shareholders are encouraged to carefully review the Circular in its entirety.
      As soon as reasonably practicable, but in any event within five business days after the later of the effective date of the Arrangement (the “Effective Date”) and the delivery to CIBC Mellon of a duly completed Letter of Transmittal, share certificate(s) representing the Call-Net Shares (the “Share Certificates”) and any other required documents, a Shareholder who has properly completed and delivered this Letter of Transmittal and delivered the Share Certificates and any other required documents will be entitled to receive, as consideration for their Shares, RCI Shares, on the basis of one RCI Share for every 4.25 Call-Net Shares. Where the exchange results in a fractional share, a cheque in the amount equal to such fractional share interest multiplied by $37.00 will be paid to the Shareholder in lieu of the fractional share interest to which the Shareholder would otherwise have been entitled (the “Cash Consideration”).
      To ensure timely delivery of the share certificate(s) representing the RCI Shares (“RCI Share Certificates”) and/or a cheque in the amount of the Cash Consideration, if any, to which you are entitled, it is recommended that this Letter of Transmittal, properly completed and signed, together with the Share Certificates and any other required documentation be delivered by mail, hand or courier to CIBC Mellon Trust Company (“CIBC Mellon”) at one of the addresses set forth on the back page of this Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the second business day preceding the Meeting (the “Deposit Date”), which shall be June 27, 2005 unless the Meeting is postponed or adjourned. Shareholders who do not deliver a properly completed and signed Letter of Transmittal, the Share Certificates and all other required documentation to CIBC Mellon will not receive the RCI Share Certificate(s) and/or a cheque in the amount of the Cash Consideration, if any, to which they are otherwise entitled, until such documentation is provided.
      Whether or not Shareholders deliver this Letter of Transmittal, the Share Certificates and all other required documentation to CIBC Mellon, as of the Effective Date, Shareholders will cease to be Shareholders of Call-Net and will only be entitled to receive the RCI Share Certificates and/or a cheque in the amount of the Cash Consideration, if any, to which they are entitled under the Arrangement or, in the case of Shareholders who properly exercise dissent rights (as described in the Circular), the right to receive fair value for their Call-Net Shares in accordance with the dissent procedures. However, if any Shareholder fails to deliver this Letter of Transmittal, the Share Certificates and all other required documentation to CIBC Mellon on or before the sixth anniversary of the Effective Date, such Shareholder shall be deemed to have donated and forfeited to RCI any cash, net of any applicable withholding or other taxes, held by CIBC Mellon in trust for such Shareholder to which such Shareholder is entitled, and any such Share Certificates shall cease to represent a claim of any nature whatsoever, shall be deemed to have been surrendered to RCI and shall be cancelled.
      DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE VALID DELIVERY.
      Please carefully read the Circular and the instructions herein before completing this Letter of Transmittal.

TO:	CALL-NET ENTERPRISES INC.

AND TO:	ROGERS COMMUNICATIONS INC. (“RCI”)

AND TO:	CALL-NET ACQUISITION COMPANY, a subsidiary of RCI to be identified by RCI

AND TO:	CIBC MELLON TRUST COMPANY, AS DEPOSITARY
      The undersigned delivers to you the enclosed Share Certificate(s) for exchange and cancellation upon the Arrangement becoming effective. The details of the enclosed Share Certificate(s) are as follows:
(Please print; if insufficient space, attach a list in the form below)

		Name in which	Number of Call-Net
Certificate Number(s)	Class of Call-Net Shares	Registered	Shares Deposited

If you are:

(1)	a non-resident of Canada for purposes of the Income Tax Act (Canada) for whom the Call-Net Shares do not represent taxable Canadian property (within the meaning of the Income Tax Act (Canada)) or, if they do represent taxable Canadian property, for whom any gain realized on the disposition of such Call-Net Shares is exempt from tax in Canada under the terms of an applicable income tax treaty or convention (please refer to “Material Canadian Federal Income Tax Considerations” in the Circular), or

(2)	an entity which is exempt from tax under Part I of the Income Tax Act (Canada), including, without limitation a registered pension plan, registered retirement savings plan, registered retirement income fund, deferred profit sharing plan and registered education savings plan, collectively, a “Non-Taxable Holder”, please so indicate by signing hereunder.
The effect of signing hereunder is that you will receive your RCI Shares from Call-Net Acquisition Company and not from RCI. Whether you receive your RCI Shares from Call-Net Acquisition Company or from RCI, you will nevertheless receive the same number of RCI Shares and/or cheque representing the amount to which you would be entitled in lieu of a fractional RCI Share.
I hereby certify that I am a Non-Taxable Holder, as defined above.
DATED this            day of                     , 2005

Signature of Shareholder

Name of Shareholder (please print clearly)

PART I: GENERAL
        The undersigned hereby:

1.	acknowledges receipt of the Circular;

2.	understands that, subject to paragraph 4 below, upon receipt and deposit of: (i) this Letter of Transmittal, properly completed and signed; (ii) the Share Certificate(s); and (iii) any other required documentation (collectively, the “Required Documentation”), as soon as practicable after the Effective Date, and in any event within five business days after the later of the Effective Date and the delivery to CIBC Mellon of the Required Documentation, the RCI Share Certificate(s), together with a cheque in the amount of the Cash Consideration, if any, to which the undersigned is entitled to receive under the Arrangement will be sent by CIBC Mellon to the address shown in Box A below, or if Box B below is completed, to the address shown in Box B or, if Box C below is completed, will be held for pick-up. In each case, the RCI Share Certificate(s) and the cheque in the amount of the Cash Consideration, if any, will be in the name shown in Box A below;

3.	understands that whether or not the undersigned delivers the Required Documentation to CIBC Mellon, as of the Effective Date, the undersigned will cease to be a Shareholder of Call-Net and, subject to paragraph 4 below, will only be entitled to receive the RCI Share Certificates and/or a cheque in the amount of the Cash Consideration, if any, to which the undersigned is entitled under the Arrangement;

4.	understands that if the undersigned fails to deliver the Required Documentation to CIBC Mellon on or before the sixth anniversary of the Effective Date, the undersigned shall be deemed to have donated and forfeited to RCI any cash, net of any applicable withholding or other taxes, held by CIBC Mellon in trust for the undersigned to which the undersigned is entitled, and any Share Certificates not so delivered on or before such time shall cease to represent a claim of any nature whatsoever, shall be deemed to have been surrendered to RCI and shall be cancelled;

5.	represents and warrants that:

(a)	the undersigned has full power and authority to deposit, sell, assign and transfer the Call-Net Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Call-Net Shares to any other person;

(b)	the undersigned, or the person on whose behalf the Call-Net Shares are being deposited, has good title to and is the beneficial owner of the Call-Net Shares being deposited, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;

(c)	the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate;

(d)	the deposit of the Call-Net Shares complies with applicable laws; and

(e)	unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to CIBC Mellon not later than 5:00 p.m. (Toronto time) on the second business day preceding the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of the Call-Net Shares represented by the Share Certificate(s) enclosed with this Letter of Transmittal;

6.	directs Call-Net, RCI, Call-Net Acquisition Company and CIBC Mellon:

(a)	to issue or cause to be issued the RCI Share Certificate(s) and/or the cheque in the amount of the Cash Consideration, if any, to which the undersigned is entitled pursuant to the Arrangement and to send such certificates and/or cheque, as soon as reasonably practicable after the Effective Date, and in any event within five business days after the later of the Effective Date and the delivery to CIBC Mellon of the Required Documentation, by first class mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificates and cheque for pick- up in accordance with the instructions given in Box C below; and

(b)	if the Arrangement is not completed, to return the Share Certificates to the undersigned, as soon as reasonably practicable, by first class insured mail, postage prepaid, to the undersigned at the address of the undersigned shown in the register of Call-Net Shares maintained by Call-Net or CIBC Mellon or, if Box C below has been completed, hold such Share Certificates for pick-up by the undersigned. The undersigned recognizes that Call-Net has no obligation pursuant to the instructions given below to transfer any of the undersigned’s Call-Net Shares if the Arrangement is not completed;

7.	revokes any and all authority, other than as granted in this Letter of Transmittal or a proxy granted for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Call-Net Shares being deposited and no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Call-Net Shares being deposited;

8.	covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Call-Net Shares;

9.	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein will be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

10.	acknowledges that deposits of Call-Net Shares pursuant to the instructions hereto will constitute a binding agreement between the undersigned and Call-Net upon the terms and subject to the conditions set forth in the Circular, including the undersigned’s representations and warranties set forth above which, together with the undersigned’s covenants set forth herein, will survive the completion of the Arrangement;

11.	agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Call-Net Shares deposited pursuant to the Arrangement will be determined by Call-Net in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation on Call-Net, CIBC Mellon or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give any such notice; and

12.	agrees that by virtue of the execution by the undersigned of an English language form of this Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents relating thereto, be drawn up exclusively in the English language. En signant une version anglaise de la présente lettre d’envoi, le soussigné convient d’être réputé avoir demandé que tous les contrats découlant de la fusion acceptée au moyen de cette lettre d’envoi, et tous les documents s’y rapportant soient rédigés exclusivement en anglais.

BOX A – ISSUANCE INSTRUCTIONS
      Issue RCI Share Certificate(s) and/or deliver a cheque in the amount of the Cash Consideration, if any, in the name indicated below and enter the address indicated below in the share register. (See Instructions 2, 3, 4 and 5; please print or type.)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Area Code and Telephone Number – Business Hours)

(Tax Identification, Social Insurance or Social Security Number)
BOX B – SPECIAL DELIVERY INSTRUCTIONS
      To be completed ONLY if the RCI Share Certificate(s) and the cheque in the amount of the Cash Consideration, if any, are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A. (See Instructions 2, 3, 4 and 5; please print or type.)
☐ Same address as Box A; or

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

BOX C – SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD FOR PICK UP AT THE OFFICE OF DEPOSITARY
BOX D – SIGNATURE GUARANTEE
Signature guaranteed by
(if required under Instruction 3):

Authorized Signature

Name of Guarantor (please print or type)

Address (please print or type)

Area Code and Telephone Number
BOX E – SIGNATURE
Dated:

Signature of Shareholder or Authorized Representative
 — See Instructions 2, 3 and 4

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

Address (please print or type)

Area Code and Telephone Number

INSTRUCTIONS
1. Use of Letter of Transmittal

(1)	To ensure timely delivery of the RCI Share Certificates and/or a cheque in the amount of the Cash Consideration, if any, to which you are entitled, it is recommended that this Letter of Transmittal, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying Share Certificate(s) and any other documents required by this Letter of Transmittal, be received by CIBC Mellon at any of the offices specified below on or before the Deposit Date.

(2)	The method used to deliver this Letter of Transmittal, the Share Certificate(s) and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. Call-Net recommends that such documents be delivered by hand to CIBC Mellon and a receipt obtained therefor. However, if such documents are mailed, Call-Net recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders whose Call-Net Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Call-Net Shares.
2. Signatures
      This Letter of Transmittal must be filled in, and Box E must be dated and signed by the holder of the Call-Net Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(1)	If this Letter of Transmittal is signed by the registered holder of the accompanying Share Certificate(s), such signature on this Letter of Transmittal must correspond with the name as registered or as written on the face of such Share Certificate(s) without any change whatsoever, and the Share Certificate(s) need not be endorsed. If such transmitted Share Certificate(s) are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(2)	If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying Share Certificate(s), or if the RCI Share Certificates and the cheque in the amount of the Cash Consideration, if any, are to be issued/delivered to a person other than the registered holder(s) of the accompanying Share Certificate(s), if applicable:

(a)	such deposited Share Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s), and

(b)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the Share Certificate(s) and must be guaranteed as noted in Instruction 3 below.
3. Guarantee of Signatures
      If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Call-Net Shares, or if the RCI Share Certificates and the cheque in the amount of the Cash Consideration, if any, are to be issued/delivered to a person other than the registered holder(s), or if the Arrangement is not approved by the Shareholders and the Call-Net Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Call-Net Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to CIBC Mellon (see Box D). No guarantee is required if the signature is that of an Eligible Institution. An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), or a member of the Stock Exchange Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada and members of a national securities exchange in the United States or members of the National Association of Securities Dealers, Inc.

4. Fiduciaries, Representatives and Authorizations
      Where this Letter of Transmittal or any Share Certificate(s) or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act. Any of Call-Net, RCI, Call-Net Acquisition Company or CIBC Mellon, at their discretion, may require additional evidence of authority or additional documentation.
5. Delivery Instructions
      The box entitled “Box B — Special Delivery Instructions” should be completed only if the address to which the RCI Share Certificates and the cheque in the amount of the Cash Consideration, if any, are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any RCI Share Certificates and the cheque in the amount of the Cash Consideration, if any, will be mailed to the depositing Shareholder at the address indicated in Box A in this Letter of Transmittal. If Box C is not completed and no address is provided in this Letter of Transmittal, then any RCI Share Certificates and/or the cheque in the amount of the Cash Consideration, if any, will be mailed to the address of the Shareholder as it appears on the register of Call-Net Shares as of 5:00 p.m. (Toronto time) on the day preceding the Effective Date.
6. Fractional Shares
      No certificates representing fractional RCI Shares will be issued by RCI in connection with the Arrangement, and in lieu of such fractional share interest being issued, a cheque in an amount equal to such fractional share interest multiplied by $37.00 will be paid to the Shareholder.
7. Lost Certificate(s)
      If a share certificate has been destroyed, lost or mislaid, you should immediately contact CIBC Mellon, toll free at 1-800-387-0825, or in the Toronto area at (416) 643-5500, regarding the issuance of a replacement certificate once you satisfy such requirements as may be imposed by Call-Net in connection with the issuance of the replacement certificate.
8. General

(1)	If the space on this Letter of Transmittal is insufficient to list all Share Certificate(s), additional certificate numbers and number of Call-Net Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(2)	If the Call-Net Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(3)	No alternative, conditional or contingent deposits will be accepted.

(4)	Each of Call-Net, RCI and Call-Net Acquisition Company reserves the right, if it so elects in its absolute discretion, to instruct CIBC Mellon to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(5)	It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

(6)	Questions and requests for assistance may be directed to CIBC Mellon and additional copies of the Circular and this Letter of Transmittal may be obtained without charge from CIBC Mellon at any of the offices at the addresses listed below.

      IMPORTANT: TO ENSURE TIMELY DELIVERY OF THE RCI SHARE CERTIFICATE(S) AND/OR CHEQUE IN THE AMOUNT OF THE CASH CONSIDERATION, IF ANY, TO WHICH YOU ARE ENTITLED, IT IS RECOMMENDED THAT THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF, TOGETHER WITH THE SHARE CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS BE RECEIVED BY CIBC MELLON AT ITS OFFICES IN TORONTO AT OR PRIOR TO THE DEPOSIT DATE.
Office of the Depositary, CIBC Mellon Trust Company
By Registered Mail, by Hand or Courier
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4
For Pick-Up
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
       Any questions and requests for assistance may be directed by Shareholders to CIBC Mellon Trust Company at 1-800-387-0825 or (416) 643-5500 in the Toronto area or by sending an e-mail to inquiries@cibcmellon.com.